UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Directors

Effective February 6, 2026, Mr. Jintao Lin resigned as a director of Token Cat Limited (the “Registrant” or the “Company.”) Neither of Mr. Lin’s resignation was the result of any disagreement with the Company’s operations, policies, or procedures.

Appointment of New Directors

Effective February 6, 2026, the board of directors (the “Board”) of the Company appointed Ms.Furong Tian as a director of the Company, the chair of the Audit Committee.

There are no family relationships between Ms. Tian and any other employees of the Company or members of the Board.

The biographical information of Ms. Tian is set forth below:

From August 2023 to February 2026, Ms. Furong Tian served as Finance Manager of Beijing Taihua Digital Intelligence Business Management Co., Ltd. From April 2020 to February 2023, Ms. Tian served as Finance Manager of Shenzhou Wangwei Technology (Beijing) Co., Ltd. From May 2011 to April 2014, Ms. Tian worked at Pricewaterhouse Coopers Zhong Tian LLP as an auditor. Ms. Tian has a master’s degree in Financial Management from Tianjin Polytechnic University.

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2026

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Chief Executive Officer

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